Exhibit 23.2
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption "Experts" in the Registration Statement (Form S-3) and related base prospectus of Arcutis Biotherapeutics, Inc. for the registration of up to $300,000,000 of common stock, preferred stock, debt securities, depositary shares, warrants, purchase contracts and/or units, and the sales agreement prospectus for the registration of up to $100,000,000 of common stock, and to the incorporation by reference therein of our reports dated February 28, 2023, with respect to the consolidated financial statements of Arcutis Biotherapeutics, Inc. and the effectiveness of internal control over financial reporting of Arcutis Biotherapeutics, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2022, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Los Angeles, CA
January 31, 2024